U-BX Technology Ltd.

Zhongguan Science and Technology Park

No.1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

July 19, 2022

Via Electronic Mail

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

Re:	U-BX Technology Ltd. (the “Company”)

To whom it may concern:

This letter is in response to the letter dated July 14, 2022 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to U-BX Technology Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment”) is being submitted to accompany this letter.

Amendment No. 4 to Registration Statement on Form F-1 filed July 1, 2022

Cover Page

1)	We note your response to prior comment 3 and disclosure that there were three cash transfers on separate dates in August 2021. However, your tabular presentation added to your cover page and elsewhere lists two items described as transfer “No. 1” and transfer “No. 2.” Please clarify your tabular presentation to reflect the three transfers or advise.

RESPONSE: We note the Staff’s comment and respectfully advise that we revised the tabular presentation to reflect the three transfers on the cover page and page 62 of the prospectus.

2)	We note your disclosure that the holding company “pays for its operating expenses from funds received from its investors.” Please clarify whether these funds are from purchases of your ordinary shares by your investors or clarify whether there are other loan agreements or financing arrangements whereby your investors have loaned you funds to pay your operating expenses. Please advise or revise your disclosure accordingly.

RESPONSE: We note the Staff’s comment and respectfully advise that we have revised the cover page to clarify that the funds the holding company uses are from investors purchasing its ordinary shares.

Part II

Item 7, page II-1

3)	We note your response to prior comment 10. We further note your revised disclosure indicating that transactions occurring on January 28, 2022 and February 28, 2022, which you note “were not registered under the Securities Act in reliance on an exemption from registration set forth in Section 4(a)(2),” were subsequently “registered on May 5, 2022.” As this registration statement relates to your initial public offering of your ordinary shares and Item 7 describes issuances that you believe are exempt from registration under the Securities Act, please advise why you describe these issuances as “registered.” Additionally, please disclose the consideration received for each issuance listed in Item 7, further to the prior comment. Refer to Item 701(c) of Regulation S-K.

RESPONSE: We note the Staff’s comment and respectfully clarify that we revised the disclosure that these issuances were “completed” on May 5, 2022. We also added the consideration received for each issuance on page II-1.

Exhibits

4)	Please advise why you removed prior Exhibit 10.15, the “English Translation of form Termination Agreement between Beijing Lianghua Technology Co., Limited and each shareholder of Youjiayoubao (Beijing) Technology Limited,” as an exhibit to your registration statement. Please include the agreement as an exhibit to your registration statement or advise.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that the English translation of the form of termination agreement were removed by mistake. We have add it back as Exhibit 10.18.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

U-BX Technology Ltd.

/s/ Miingfei Liu
Name:	Mingfei Liu
Title:	Chief Operating Officer